United States securities and exchange commission logo





                             April 11, 2022

       Iris Yan
       Chief Financial Officer
       Taoping Inc.
       Unit 3102, 31/F, Citicorp Centre
       18 Whitefield Road, Hong Kong

                                                        Re: Taoping Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed February 18,
2022
                                                            File No. 333-262181

       Dear Ms. Yan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-3

       Cover Page

   1. Please clarify that the HFCA Act has a three year timeframe for PCAOB inspections and the Accelerating HFCA
Act would reduce this to two years.
   2. Please disclose whether any transfers, dividends or distributions have been made to date between the holding
company and its subsidiaries. Please note that disclosure should focus on distributions
between subsidiaries or limitations on the ability to transfer cash between subsidiaries. Please
also disclose whether you have cash management policies and
                                                        procedures that dictate
how funds are transferred, and if so, describe these policies and procedures (e.g., a
policy that addresses how you handle any limitations on cash transfers due to PRC law).
 Iris Yan
Taoping Inc.
April 11, 2022
Page 2
Prospectus Summary, page 2

3. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. If you determine that no such permissions are required, please provide an explanation. If you relied on the opinion of counsel, you should identify counsel and file a consent. If you did not rely on counsel, please explain why you did not consult counsel and why you believe you do not need any such permissions or approvals.
Summary of Risk Factors, page 4

4.    Please provide specific cross-references to each detailed risk factor.
General

5. We note that your officers and directors appear to be located in Hong Kong. Please revise to include both risk factor disclosure as well as a separate enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.
      You may contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameIris Yan
                                                             Division of
Corporation Finance
Comapany NameTaoping Inc.
                                                             Office of
Technology
April 11, 2022 Page 2
cc:       Kevin (Qixiang) Sun
FirstName LastName